United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2003


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel Security Systems, Inc. 401 (k) Plan and Trust as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel Security Systems, Inc. 401(k) Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 9, 2004

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                        2003               2002
-------------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value                 $       141,825           103,976
   Contribution receivable - participants                  66                69
   Contribution receivable - employer                     432                 -
-------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS             $       142,323           104,045
===============================================================================

See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2003

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
   Net appreciation in fair value of investments                    $    25,528
   Dividends and interest                                                 2,252
-------------------------------------------------------------------------------
      Net investment income                                              27,780
-------------------------------------------------------------------------------

Contributions:
   Participants                                                          16,654
   Employer                                                                 432
-------------------------------------------------------------------------------
      Total contributions                                                17,086
-------------------------------------------------------------------------------

      Total investment income and contributions                          44,866
-------------------------------------------------------------------------------

Deductions from net assets:
   Participant withdrawals                                                6,588
-------------------------------------------------------------------------------

Net increase                                                             38,278

Net assets available for benefits:
   Beginning of period                                                  104,045
-------------------------------------------------------------------------------

   End of period                                                    $   142,323
===============================================================================

See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel Security Systems Inc., 401(k) Plan and Trust (the Plan) was established on June 1, 1997. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel Security Systems, Inc. (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of compensation; however, the total amount contributed to the Plan cannot exceed $12,000 for 2003 (as adjusted from year to year in accordance with Federal Law). The percentage of compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $200,000 for 2003 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

      The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). During 2003, the Company contributed $432 to the Plan, all of which related to contributions made to the Additional Match Account.

      Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2003 was $2,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      The interest of a participant in his Elective Deferral Account, his Rollover/Transfer Account and his Additional Match Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the purchase of a principal residence of the Participant, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding loan balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal for the last business day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2003, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Investment Valuation and Income Recognition

      Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2003 and 2002, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2003:

      (a) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($19,156 and $14,083 at December 31, 2003 and 2002, respectively).

      (b) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($21,376 and $15,426 at December 31, 2003 and 2002, respectively).

      (c) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($48,746 and $30,111 at December 31, 2003 and 2002, respectively).

      (d) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($12,373 and $9,394 at December 31, 2003 and 2002, respectively).

      (e) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($1,924 and $1,770 at December 31, 2003 and 2002, respectively).

      (f) PIMCO Total Return Fund - consists primarily of investments in debt securities ($798 and $591 at December 31, 2003 and 2002, respectively).

      (g) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($14,760 and $10,339 at December 31, 2003 and 2002, respectively).

      (h) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($6,650 and $5,659 at December 31, 2003 and 2002, respectively).

      (i) BGI LifePath Retirement Fund - consists primarily of U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($18 and $16 at December 31, 2003 and 2002, respectively).

      (j) BGI LifePath 2010 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($24 and $13 at December 31, 2003 and 2002, respectively).

      (k) BGI LifePath 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($948 and $1,216 at December 31, 2003 and 2002, respectively).

      (l) BGI LifePath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($1,025 and $636 at December 31, 2003 and 2002, respectively).

      (m) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U.S. Treasury bonds and money market instruments ($5 and $4 at December 31, 2003 and 2002, respectively).

      (n) Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in equity securities of small companies ($2,363 and $1,251 at December 31, 2003 and 2002, respectively).

      (o) Loan Fund - represents loans to participants from the participants' investment accounts ($11,659 and $13,467 at December 31, 2003 and 2002, respectively).

      Investments in Janus Overseas Fund, Janus Fund, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Equity Income Fund, CenturyTel Common Stock Fund and Loan Fund were each greater than 5% of assets available for benefits at December 31, 2003.

      A participant may instruct that all his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter from the Internal Revenue Service was received in October 2003 related to the Plan.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Janus Capital Corporation (Janus), Barclays Global Investors Funds, Inc. (Barclays), Morgan Stanley Investment Management Inc. (Morgan Stanley) or Pacific Investment Management Company (PIMCO). T. Rowe
      Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Janus, Barclays, Morgan Stanley and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $6,725 for the year ended December 31, 2003.

(5)   CONCENTRATION OF INVESTMENTS

      Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Janus, Barclays, Morgan Stanley or PIMCO. The remaining assets available for benefits were invested in CenturyTel Common Stock and loans to participants.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003



    Identity of issuer, borrower,                                                   Current
     lessor or similar party                     Description of Investment           Value
--------------------------------------------------------------------------------------------------------
Investment in CenturyTel Common Stock          452  shares at $32.62 per share     $  14,760    (Note 1)

Loan Fund (interest rates ranged from
  5.0% to 9.0%)                                  -                                    11,659    (Note 1)

Investment in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by Janus:
    Janus Overseas Fund                        927  shares at $20.66 per share        19,156    (Note 1)
    Janus Fund                                 911  shares at $23.47 per share        21,376    (Note 1)
Investment in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by T. Rowe Price:
    Equity Income Fund                         512  shares at $24.16 per share        12,373    (Note 1)
    Equity Index 500 Fund                    1,628  shares at $29.95 per share        48,746    (Note 1)
    Mid-Cap Growth Fund                        155  shares at $42.90 per share         6,650
    Summit Cash Reserves  Fund               1,924  shares at $1.00 per share          1,924
Investments in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by PIMCO:
    PIMCO Total Return Fund                     75  shares at $10.71 per share           798
Investments in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by Barclays:
    Asset Allocation Fund                        1  share at $4.79 per share               5
    LifePath Retirement Fund                     2  shares at $11.03 per share            18
    LifePath 2010 Fund                           2  shares at $12.30 per share            24
    LifePath 2020 Fund                          67  shares at $14.13 per share           948
    LifePath 2030 Fund                          73  shares at $14.13 per share         1,025
Investments in Mutual Funds for
 Qualified Employee Benefit Plans
 Managed by Morgan Stanley:
    Institutional Fund Small Company
     Growth Portfolio B                        226  shares at $10.44 per share         2,363
--------------------------------------------------------------------------------------------------------
                                                                                   $ 141,825
========================================================================================================

T. Rowe Price, Janus, PIMCO, Barclays and Morgan Stanley are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                CenturyTel Security Systems, Inc.
                                401 (k) Plan and Trust


June 25, 2004                  /s/ R. Stewart Ewing, Jr.
                                ------------------------------
                                R. Stewart Ewing, Jr.
                                Retirement Committee Member and
                                Executive Officer of Issuer of Plan Securities

                        CENTURYTEL SECURITY SYSTEMS, INC.
                              401(K) PLAN AND TRUST

                                Index to Exhibits



    Exhibit
    Number
-------------------------------------------------------------------------------
    23.1   Consent of Independent Registered Public Accounting Firm